NOTICE TO STOCKHOLDERS In accordance with the provision of CVM Resolution No. 81/22, in the 2nd § of art. 37, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market, as disclosed by the Corporate Events Calendar on October 27, 2023, that its Annual General Stockholders’ Meeting (“ASM”) will be held on April 23, 2024. The Company clarifies that all information and guidelines on the ASM will be made available on a timely basis at the time the Call Notice for the ASM and the General Stockholders’ Meetings Manual are disclosed. São Paulo (SP), January 15, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence